Exhibit 99.1

Anghami Announces 1-for-10 Reverse Stock Split

Abu Dhabi, UAE, 29 July 2025 –Anghami Inc. (NASDAQ: ANGH) (“Anghami” or “the Company”), the leading multi-media streaming platform in the MENA region, today announces that it will implement a 1-for-10 reverse stock split of the Company’s ordinary shares (“Reverse Stock Split”).

The Company’s ordinary shares are expected to begin trading on a split-adjusted basis when the markets open on August 4, 2025 under the Company’s existing trading symbol “ANGH” with the new CUSIP number G0369L200.

The Reverse Stock Split was approved by shareholders at the reconvened Extraordinary General Meeting held on 22 July 2025. The primary purpose of the Reverse Stock Split is to regain compliance with the Nasdaq Capital Market’s minimum bid price requirement for continued listing. The Reverse Stock Split will not have a dilutive effect on shareholders. In addition, the proportion of shares held by shareholders relative to the number of shares authorized for issuance will remain unchanged.

Upon effectiveness, every ten issued and outstanding ordinary shares will be combined into one issued and outstanding ordinary share. The par value of the ordinary shares will be proportionately increased, from $0.0001 per share to $0.001 per share. Additionally, the conversion or exercise prices of all convertible securities and warrants will be proportionately adjusted in line with the Reverse Stock Split. Shareholders will not receive fractional shares; instead, cash payments will be made in lieu of any fractional shares.

Continental Stock Transfer and Trust Company has been appointed as the exchange and transfer agent for the Reverse Stock Split. Shareholders holding their shares electronically are not required to take any action to receive post-split shares. Those holding shares via a bank, broker, or other nominee will have their positions adjusted automatically, and cash payments for any fractional shares will follow their respective institution’s procedures.

Further details regarding the Reverse Stock Split can be found in the Company’s proxy statement filed with the Securities and Exchange Commission, and on the Company’s website: https://www.anghami.com/investors.

About Anghami Inc. (NASDAQ: ANGH)

Anghami is the leading multi-media technology streaming platform in the Middle East and North Africa (“MENA”) region, offering a comprehensive ecosystem of exclusive premium video, music, podcasts, live entertainment, audio services, and more.

In a strategic move in April 2024, Anghami joined forces with OSN+, a leading video streaming platform, forming a digital entertainment powerhouse. This pivotal transaction strengthened Anghami’s position as a go-to destination, boasting an extensive library of over 18,000 hours of premium video, including exclusive HBO content, alongside 100+ million Arabic and International songs and podcasts. The OSN+ platform delivers the latest content at the same time as the US, including critically acclaimed must-see series and movies as well as world-class Arabic content and OSN+ Originals.

With a user base exceeding 120 million registered users and 3.5 million paid subscribers, Anghami has partnered with 47 telcos across MENA, facilitating customer acquisition and subscription payment, in addition to establishing relationships with major film studios, entertainment giants, and music labels, both regional and international. Headquartered in Abu Dhabi, UAE, Anghami operates in 16 countries across MENA, with offices in Beirut, Dubai, Cairo, and Riyadh.

To learn more about Anghami, please visit: https://anghami.com. Any questions for the Investors Relations Department can be emailed to IR@anghami.com

Cautionary Statement Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Anghami’s actual results may differ from its expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “start,” “project,” “budget,” “forecast,” “preliminary,” “anticipate,” “aims,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “continue,” “predicts,” “potential,” “transform,” “commitment” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These statements include those related to the effect of the Reverse Split, investment and partnership for the platforms, users, OSN Group and Anghami and innovation. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside Anghami’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the outcome of any legal proceedings that may be instituted against Anghami; changes in applicable laws or regulations; and the possibility that Anghami may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties identified in Anghami’s fiscal 2024 annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2025, including those under “Risk Factors” therein, and in other documents filed or to be filed with the SEC by Anghami and available at the SEC’s website at www.sec.gov. Anghami cautions that the foregoing list of factors is not exclusive. Anghami cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, Anghami does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.